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                              January 21, 2022

       Mala Murthy
       Chief Financial Officer
       Teladoc Health, Inc.
       2 Manhattanville Road, Suite 203
       Purchase, New York 10577

                                                        Re: Teladoc Health,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 30, 2020
                                                            Filed March 1, 2021
                                                            File No. 001-37477
                                                            Response Dated
January 14, 2022

       Dear Ms. Murthy:

              We have reviewed your January 14, 2022 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies
       Business Combinations, page 60

   1. We note your response to comment 1. Given the significance of the acquired customer relationships from
Livongo to your consolidated balance sheet and consolidated statement of operations and the
immaturity of the telehealth market, please provide expanded disclosure of the
specific facts and circumstances that lead management to conclude that the customer
relationships acquired has a useful life of 15.7 years, as Livongo has been providing its services
since 2014, or approximately six years as of the date of acquisition.
                                                        As part of your
expanded disclosure, include Livongo's customer attrition information as the largest
contributing factor to the useful life. Also under the Goodwill and Intangible
                                                        Assets section, please
discuss the factors that could reasonably result in a decrease in the useful life and the
potential material impact to the amount of amortization expense recognized.
 Mala Murthy
Teladoc Health, Inc.
January 21, 2022
Page 2

       You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355, if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMala Murthy                           Sincerely,
Comapany NameTeladoc Health, Inc.
                                                        Division of Corporation
Finance
January 21, 2022 Page 2                                 Office of Life Sciences
FirstName LastName